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12012714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champion Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 Waterman Avenue Suite 100
(No. and Street)

Mount Dora (City) FL (State) 32757 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin L. Champion 352-383-1213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2012
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin L. Champion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champion Capital Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MARY A. BOWMAN
MY COMMISSION # EE 100271
EXPIRES: October 5, 2015
Bonded Thru Notary Public Underwriters

Mary A. Bowman
Notary Public

Signature

President
Title

MARY A. BOWMAN
MY COMMISSION # EE 100271
EXPIRES: October 5, 2015
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

original

Champion Capital Corporation

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2011
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2011

CHAMPION CAPITAL CORPORATION
December 31, 2011

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 29, 2012

Board of Directors
Champion Capital Corporation
141 Waterman Avenue Suite 100
Mount Dora , FL 32757

I have audited the accompanying balance sheet of Champion Capital Corporation , as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Champion Capital Corporation as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

Champion Capital Corporation
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS		
Cash In Bank	$	2,079.29
Cash in Bank		8,438.82
Prepaid Expenses		1,255.44
Total Current Assets		11,773.55
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	11,773.55

The footnotes are an integral part of the financial statements.

Champion Capital Corporation
BALANCE SHEET
As of December 31, 2011

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 1,329.06
Total Current Liabilities	1,329.06
LONG-TERM LIABILITIES	
Total Liabilities	1,329.06
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $.0001 per share, 20,000,000 share authorized. 1,090,000 issued and outstanding	109.00
Paid in Excess	38,181.00
Retained Earnings	(27,845.51)
Total Stockholders' Equity	10,444.49
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,773.55

The footnotes are an integral part of the financial statements.

Champion Capital Corporation
STATEMENT OF INCOME

		12 Months Ended December 31, 2011
Revenues		
Commissions Earned	$	32,708.07
Investment Advisory Income		100,204.99
Investment Income		0.82
Other Income		900.00
Total Revenues		133,813.88
Operating Expenses		
Employee compensation and ben		71,889.74
Floor brokerage, exchange, and c		2,789.50
Occpancy		19,650.00
Other expenses		17,263.33
Total Operating Expenses		111,592.57
Operating Income (Loss)		22,221.31
Net Income (Loss)	$	22,221.31

The footnotes are an integral part of the financial statements.

Champion Capital Corporation
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2011	
Beginning of Period	$	(25,475.00)
Plus: Net Income	$	22,221.31
Plus: Contributions		
Less: Distribtuions		(24,591.82)
RETAINED EARNINGS END OF PERIOD	$	(27,845.51)

The footnotes are an integral part of the financial statements.

Champion Capital Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

		2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	22,221.31
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		6,000.00
Other		(945.44)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		1,329.06
Accrued Liabilities		(1,027.00)
Total Adjustments		5,356.62
Net Cash Provided Bv (Used in) Operating Activities		27,577.93
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(24,591.82)
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		(24,591.82)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,986.11
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		7,532.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	10,518.11

The footnotes are an integral part of the financial statements.

CHAMPION CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2011	0	0	109	$ 109	109	$ 38,181	$ (25,475)	$ 12,815
Net Income	-	-	-	-	-	-	22,221	22,221
Capital Transactions	-	-	-	-	-	-	(24,592)	(24,592)
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2011	-	-	109	$ 109	109	$ 38,181	$ (27,846)	$ 10,444

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Champion Capital Corporation (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Florida effective September 28, 1989. The Company has adopted a calendar year.

Description of Business

The Company, located in Mount Dora, FL is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2011, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company's concentration is of mutual funds and insurance products.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

On January 11, 2011, the Company entered into a month-to-month executive suites Agreement with CJ Champion company (CJCC). The states that CJCC will provide office space, use of office equipment, and secretarial services to the Company monthly in exchange for paid in advance. The Company paid $19,650.00 under this arrangement.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PREPAID EXPENSES

The amount, $1,255.44, is related to prepaid bond insurance.

NOTE F – ACCOUNTS PAYABLE

The amount, $1,329.06 was due to various vendors.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

Champion Capital Corporation.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 10,444.49
Nonallowable assets:		
Prepaid Expenses	1,255.44	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(1,255.44)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 9,189.05

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 88.65
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 4,189.05

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,329.06
Percentage of aggregate indebtedness to net capital	14.46%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$ 9,189.05
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	9,189.05
Reconciled Difference	$ (0.00)

Champion Capital Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is TD Ameritrade.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 29, 2011

Board of Directors
Champion Capital Corporation
141 Waterman Suite 100
Mount Dora, FL 32757

In planning and performing my audit of the financial statements and supplemental schedules of Champion Capital Corporation for the year ended December 31, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

141 Waterman Avenue, Suite 100
Mount Dora, FL 32757
Voice (352) 383-1213
Fax (352) 383-1992
bchampion@champgroup.com

CHAMPION
CAPITAL
CORPORATION

Benjamin L. Champion, CFP, ChFC
President & Registered Principal

February 29, 2012

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

We are providing this letter in connection with your audit of the balance sheet of Champion Capital Corporation as of December 31, 2011 and the related statements of income, statement of changes in member equity, changes in liabilities subordinated to claims of general creditors and cash flows for the December 31, 2011 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material aspects, the financial position, results of operations, and cash flows of Champion Capital Corporation in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 29, 2012, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles in the United States of America and includes all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which Champion Capital Corporation is subject.

2. We have made available to you all
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving
   a. Management
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:
    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.
    c. Significant estimates and material concentration known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 64-6

11. There are no:
    a. Violations or possible violations or laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. We are not aware of any pending or threatened, claims, or assessments claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB Accounting Standards Codification 450, Contingencies (formerly Statement of Financial Accounting Standards No.5) and we have not consulted a lawyer concerning litigation, claims, or assessments.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects or contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other account receivables are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by Champion Capital Corporation or borrowed under subordination agreement except as disclosed in the financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (of the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.
    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or the Champion Capital Corporation (that is, control stock).

17. In addition, Champion Capital Corporation at February 29, 2012, had

    a. Recorded all securities exchange memberships on the books.
    b. Properly recorded all participation on joint accounts carried by others.
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when –issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
    e. No borrowings or claims unconditionally subordinated to all claims or general creators pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by FINRA.

19. Risks associated with concentrations based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows.

21. There are no significant deficiencies or material weaknesses or material weaknesses or material inadequacies at December 31, 2011, or during the period January 1, 2012 to February 29, 2012, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

   a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15-c3-3(e).
   b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.
   c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
   d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.
   e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
   f. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

22. Net capital computations, prepared by Champion Capital Corporation during the period of January 1, 2012 through February 29, 2012, indicated that Champion Capital Corporation was in compliance with the requirement of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2012 to February 29, 2012.

24. Champion Capital Corporation has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

25. All borrowings and financial obligations of Champion Capital Corporation which we are included in the financial statements at December 31, 2011 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the aforementioned financial statements.

Signature: _______ 3-1-12

Title: President